Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ProcureAM ETF Trust

Address of Principal Business Office:

ProcureAM, LLC

16 Firebush Road

Levittown, PA 19056

Telephone Number (including area code): (215) 943-1777

Name and Address of Agent for Service of Process:

Robert Tull

ProcureAM ETF Trust

16 Firebush Road

Levittown, PA 19056

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

Yes [X] No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Levittown and the State of Pennsylvania on the 14th day of December 2017.

[SEAL]

ProcureAM ETF Trust

By:	/s/ Robert S. Tull
Robert S. Tull
Initial Trustee

Attest:	/s/ Kimberly Findlay
(Name)

Agent
(Title)